EXHIBIT 1.01

MSC INDUSTRIAL DIRECT CO., INC.
Conflict Minerals Report
For the reporting period from January 1 to December 31, 2025

1. INTRODUCTION AND COMPANY OVERVIEW

This Conflict Minerals Report (this “Report”) of MSC Industrial Direct Co., Inc. (together with its subsidiaries, “MSC,” the “Company,” “we,” “our,” or “us”), dated May 26, 2026, is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2025 (the “Reporting Period”).

Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products for which certain specified minerals are necessary to the functionality or production of such products. The applicable minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). Companies are required to determine, among other things, whether certain of the Conflict Minerals used in their products originated in the Democratic Republic of the Congo (the “DRC”) or any of its adjoining countries (together with the DRC, each a “Covered Country” and collectively, the “Covered Countries”), and if these Conflict Minerals directly or indirectly financed or otherwise benefited armed groups (“Armed Groups”), as such term is defined in Item 1.01(d)(2) of Form SD, in any of the Covered Countries.

We are a leading North American distributor of a broad range of metalworking, maintenance, repair and operations (“MRO”), and production fastener and hardware products and services. We help our customers drive greater productivity, profitability and operational performance with industry-leading inventory management and supply chain solutions and deep expertise from more than 80 years of working with customers across industries.

MSC is committed to responsible corporate citizenship and condemns the atrocities perpetuated by militants in the Covered Countries. The products which we distribute are sourced from thousands of suppliers around the world. We do not directly manufacture our products, except for fasteners, raw materials, packaging, and tooling and blade products that we custom fabricate in our American Specialty Grinding, Tru-Edge, Aptex and Premier Tool Grinding businesses. However, we may at times enter into contracts with suppliers to manufacture products on our behalf for certain of our exclusive brands or to meet specific customer needs such that these products may be deemed to be “contracted to be manufactured,” as the term is used in Rule 13p-1 (“Contract Manufacture”). Certain of the products that we manufacture or Contract Manufacture use Conflict Minerals that are necessary to the functionality or production of these products, as such terms are used in Rule 13p-1 (“Necessary Conflict Minerals”), which subjects us to Rule 13p-1’s reporting requirements.

The Conflict Minerals supply chain is multi-tiered and global, consisting of thousands of mining, trading, and manufacturing entities around the world. We rely on our suppliers of certain tooling and blade products, as well as the products that we Contract Manufacture, for information as to their use of Necessary Conflict Minerals in the relevant products they supply to

us. We also rely on our suppliers for information regarding the originating mines of, and processing smelters for, the Necessary Conflict Minerals, as these mines and smelters are typically many tiers upstream from us in our global supply chain, and we do not have direct relationships with them.

Since 2024, we have engaged the services of a third-party vendor (the “Vendor”) to assist with outreach to suppliers and related diligence efforts with respect to our supply chain. Based on the information gathered from these suppliers via the Vendor’s platform, as well as our own assessment for the Reporting Period, we are unable to determine with certainty the full scope of those products we manufactured or Contract Manufactured during the Reporting Period (“Covered Products”) which use Necessary Conflict Minerals.

2. REASONABLE COUNTRY OF ORIGIN INQUIRY

For the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”), as the term is used in Item 1.01 of Form SD, on the Necessary Conflict Minerals used by our Covered Products. Our RCOI consisted of surveying certain suppliers of Covered Products via the Vendor’s platform regarding the Necessary Conflict Minerals used in the Covered Products to determine whether any of the Necessary Conflict Minerals originated in any Covered Country or are from recycled or scrap sources. We used the Conflict Minerals Reporting Template (the “CMRT”) published by the Responsible Minerals Initiative (the “RMI”). Information requested in the CMRT includes:

•the Conflict Minerals content of the responder’s products;
•whether these Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources;
•the names and addresses of the smelters or refiners that processed the responder’s Conflict Minerals; 1
•the names and locations of the Conflict Minerals’ originating mines; and
•information about the responder’s Conflict Minerals policy and due diligence procedures.

Based on the results of our RCOI, we have reason to believe that some of the Conflict Minerals in our Covered Products may have originated in the Covered Countries and may not be from recycled or scrap sources. We therefore conducted due diligence (as described below) on the source and chain of custody of the Conflict Minerals in our Covered Products.

3. DUE DILIGENCE PROCESS
We conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals used in our Covered Products (“Due Diligence”) to ascertain whether these Conflict Minerals originated in the Covered Countries and financed or otherwise benefited Armed Groups in any of the Covered Countries.

1 Pursuant to the OECD Guidance (as defined below), identifying the smelters and refiners in our supply chain and directly or indirectly assessing their due diligence practices for sourcing Conflict Minerals is one of the key steps in our RCOI and supply chain due diligence processes as a downstream company (as the term is defined in the OECD Guidance).

3.1. Design of Our Due Diligence Measures

Our Due Diligence measures have been designed in conformity with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance). Our due diligence design incorporates principles and practices from the five steps of the OECD Guidance:

•strong Company Conflict Minerals compliance management systems, including senior management oversight and internal and external processes for capturing and addressing grievances;
•risk identification and assessment processes in our supply chain, including supplier surveys and other monitoring and engagement tools and processes;
•the design and ongoing implementation of strategies to respond to identified risks, including risk management planning and management reporting;
•independent third-party audits of smelter due diligence practices by participating in industry-driven initiatives; and
•annual reporting on our supply chain due diligence activities.

3.2. Due Diligence Measures Performed

Our Due Diligence measures performed during the Reporting Period include the activities described in Sections 3.2.1 and 3.2.2 below.

3.2.1 Compliance Management Systems

Our Conflict Minerals Compliance Team (our “Compliance Team”) continued to manage our Conflict Minerals compliance program during the Reporting Period, consistent with our Conflict Minerals Policy, found at https://www.mscdirect.com/customer-service/conflict-minerals-policy. Our Conflict Minerals Policy describes the Company’s commitment to addressing the use of Conflict Minerals in our products, which includes:

•identifying the sources of any Conflict Minerals in the products we manufacture or Contract Manufacture;
•working towards improving, year-over-year, our ability to track Conflict Minerals in our supply chain and report on their countries of origin;
•working towards eliminating from the products that we manufacture or Contract Manufacture, Conflict Minerals that directly or indirectly support militant groups in the Covered Countries;
•participating in industry-wide initiatives to audit smelters and refiners of Conflict Minerals; and
•complying with the applicable requirements of the conflict minerals law (Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and related rules.

Our Conflict Minerals Policy also sets out the Company’s expectations that our suppliers will:

•not knowingly supply us with products containing Conflict Minerals that directly or indirectly support militant groups in the Covered Countries; and
•support our efforts to identify the smelters and refiners that process Conflict Minerals used in our products and the countries and mines of origin of such Conflict Minerals.

The Compliance Team, formed in 2012, is led by our General Counsel and overseen by a steering committee comprised of our General Counsel and other senior executives of the Company. The team consists of MSC associates from a number of different functional areas such as Legal, Product Management, Sales, and Information Technology.

3.2.2 Risk Identification and Assessment

Through the use of the Vendor’s platform, we used the CMRT to survey certain suppliers of Covered Products regarding the Necessary Conflict Minerals used in the Covered Products in an effort to ascertain the source and chain of custody of the Conflict Minerals, including their processing smelters, and countries and mines of origin. The Vendor’s platform includes automated data validation for information received in response to the CMRT, which we believe reduces the risk of error as compared to the manual data validation procedures we have utilized in prior years. This data validation is based on information provided within the “Declaration” portion of the CMRT, which helps us to identify areas that require further risk assessment and to better understand the due diligence efforts of our suppliers. Follow-up requests were sent to suppliers who were unresponsive or provided invalid or otherwise incomplete information.

4. DUE DILIGENCE DETERMINATION

Based on the Due Diligence performed as described above, we were unable to determine whether the Necessary Conflict Minerals contained in the Covered Products originated in the Covered Countries, or, if they did originate in the Covered Countries, whether the mining or trade of such Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries. The effectiveness of the Due Diligence was limited by (i) the receipt of generalized data relating to our suppliers’ processing smelters that did not specify whether Conflict Minerals were used in our Covered Products, or did not link such Conflict Minerals to our Covered Products in a reasonably reliable manner, (ii) the significant number of suppliers surveyed and the number of relevant smelters identified for the Reporting Period as compared to prior years, including as a result of the acquisitions of Buckeye Industrial Supply Co. and Tru-Edge Grinding, Inc. during 2023 and Aptex, Inc. and Premier Tool Grinding, Inc. during 2024, and (iii) a supplier response rate that, while slightly improved over the prior year, remained lower compared to other prior years, due in part to the number of new suppliers that are not yet familiar with the CMRT. As a result, we were unable to determine with specificity those smelters which processed the Necessary Conflict Minerals contained in the Covered Products that were manufactured or Contract Manufactured. For this reason, we had limited supply chain visibility throughout the Company’s supply base and insufficient information to conclusively determine the countries of origin of the Necessary Conflict Minerals contained in the Covered Products.

5. RISK MITIGATION STEPS

We intend to take the following steps, among others, in an effort to further mitigate the risk that our Conflict Minerals finance or otherwise benefit Armed Groups in the Covered Countries:

•optimize the usage of the Vendor’s platform to improve supplier response rates and accuracy;
•leverage the increased access to supplier information provided by the Vendor's platform to address risk, including by transitioning away from suppliers that interface with high risk smelters;
•continue to develop customized engagement plans for each supplier of Contract Manufactured products regarding the Necessary Conflict Minerals used in the Covered Products based on the supplier’s outstanding due diligence information and related level of risk, designed to (i) help us gather improved information regarding whether any of these Conflict Minerals are financing or otherwise benefiting Armed Groups in any of the Covered Countries, (ii) address specific risks identified, including by encouraging suppliers to transition away from the use of high risk smelters and (iii) increase supplier engagement in our due diligence processes through increased utilization of the Vendor’s platform and further education on the CMRT; and
•continue to improve procedures for quality-checking supplier responses to our due diligence requests.